EXHIBIT 99.1

Kamada Reports Third Quarter 2013 Financial Results

European Phase 2/3 trial of inhaled AAT for AATD to complete by year-end
Adjusting 2013 revenue guidance; product sales from Baxter remain on track
Conference call begins today at 8:30 a.m. Eastern time

NESS ZIONA, Israel (October 29, 2013) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announces financial results for the three and nine months ended September 30, 2013.

“Overall we are very pleased with our third quarter financial performance.  We made continued steady progress growing proprietary product revenue, advancing clinical development programs and enhancing manufacturing processes to meet expected product demand,” stated David Tsur, Founder and Chief Executive Officer of Kamada.  “Importantly, we are nearing the completion of two Phase 2/3 trials with expected data readouts from our Phase 2/3 trial in Europe of our inhaled Alpha-1 Antitrypsin (AAT) for the treatment of AAT deficiency (AATD) in early 2014, and are about to embark upon two late-stage clinical programs in the coming months.

“Our European pivotal, multi-center Phase 2/3 trial of inhaled AAT for the treatment of AATD will complete by year-end and we expect to report top-line results in early 2014.  We are very excited about the potential for this first inhaled treatment for AATD and are working on launch plans with our European marketing partner, Chiesi.  The open-label extension portion of this trial has enrolled a high percentage of eligible patients, which we believe supports patient and physician preference for an inhaled treatment for AATD.  In addition, we are preparing for a U.S. clinical study of our inhaled AAT for treatment of AATD that will test pharmacokinetic parameters of different analytes in epithelial lining fluid and serum, as well as safety and tolerability.  We have an Investigational New Drug protocol approved by the U.S. Food and Drug Administration and expect to initiate the trial by the end of this year.

“By the end of the year we plan to initiate a Phase 2/3 trial with Glassia in pediatric patients newly diagnosed with type 1 diabetes with the goal of establishing efficacy in halting the progression of the disease and maintaining the ability of the pancreas to produce insulin.  This is a very exciting opportunity for Kamada as data from the Phase 1/2 trial showed positive signals of disease modification, which may potentially represent a breakthrough in the treatment of this disease.

“2013 continues to be a significant year of growth and expansion for Kamada, with achievements to date providing the foundation for continued success through the balance of the year and into 2014,” concluded Mr. Tsur.

Third Quarter Financial Results
Total revenue for the third quarter of 2013 decreased 1.1% to $17.5 million from $17.7 million for the third quarter of 2012, reflecting higher revenue in the Proprietary Products Segment offset by expected declines in revenue in the Distribution Segment and increased 8.5% compared to the second quarter in 2013.

Revenue from the Proprietary Products Segment increased 9.4% to $12.1 million from $11.0 million in the year-ago quarter and product sales increased 63.1% compared to the second quarter of 2013, after excluding the one-time milestone payment of $4.5 million recorded in that quarter.  Revenue from the Distribution Segment declined 18.6% to $5.4 million from $6.6 million in the third quarter of 2012 and increased 28.4% compared to second quarter of 2013.

Research and development (R&D) expenses in the third quarter of 2013 of $2.8 million increased from $2.7 million in the third quarter of 2012 and $2.6 million in the second quarter of 2013.

Selling, general and administrative (SG&A) expenses in the third quarter of 2013 of $2.1 million increased from $1.6 million in the third quarter of 2012 and $1.8 million in the second quarter of 2013, after eliminating a one-time IPO related expense, due in part to the costs associated with being a U.S. public company.

Gross profit for the third quarter of 2013 increased to $5.9 million from $5.6 million in the third quarter of 2012, while gross margin increased to 34% from 32% in the third quarter of 2012.

For the third quarter of 2013 the Company reported operating income of $1.0 million compared with $1.3 million for the third quarter of 2012.  Net income for the third quarter of 2013 was $0.0 million or $0.00 per diluted share, compared with net income of $0.0 million or $0.00 per diluted share for the same period in 2012.

Adjusted EBITDA for the third quarter of 2013 was $2.0 million compared with $2.3 million for the same quarter last year.

Nine Month Financial Results
Total revenue for the first nine months of 2013 decreased 9.5% to $46.2 million from $51.0 million for the first nine months of 2012, due to expected declines in revenue in the Distribution Segment.

Year-to-date revenue from the Proprietary Products Segment increased 4.9% to $32.0 million from $30.5 million for the same period in 2012.  Revenue from the Distribution Segment declined 30.9% to $14.2 million from $20.5 million in the same period of 2012.

Gross profit for the first nine months of 2013 increased to $17.5 million from $14.7 million, while gross margin increased to 38% from 28% in the comparable prior-year period.

Operating income for the first nine months of 2013 of $1.3 million compared with operating income of $0.7 million for the first nine months of 2012.  The net loss for the nine-month period ended September 30, 2013 narrowed to $1.1 million or $0.04 per share, from a net loss of $2.6 million or $0.10 per share for the same period in 2012.

Adjusted EBITDA for the first nine months of 2013 increased 50% to $5.9 million compared with $3.9 million for the same period last year.

Balance Sheet Highlights
As of September 30, 2013, the Company had cash, cash equivalents and short-term investments of $75.9 million, compared with $33.8 million as of December 31, 2012.

Financial Guidance
The Company is revising 2013 revenue guidance and now expects total revenue for the year to be between $70 million and $72 million, compared with previous guidance for total revenue to be $74 million.  This revision is mainly due to a countrywide pricing change enacted by the national drug pricing regulator in India, National Pharmaceutical Pricing Authority, which affects the Company’s distributor sales in India.  The Company notes that U.S. revenues from the agreement with Baxter International remain on track.  Kamada now expects 2013 revenue from its Distribution Segment to be $20 million as expected compared to $26 million in 2012 and revenue from its Proprietary Products Segment to be between $50 million and $52 million for the year ending December 31, 2013 compared to $47 million in 2012 representing growth in Kamada more profitable and strategic segment.

Conference Call
Kamada management will host an investment community conference call today beginning at 8:30 a.m. Eastern time to discuss these results and answer questions.  Shareholders and other interested parties may participate in the conference call by dialing 888-803-5993 (toll-free from within the U.S.) or 706-634-5454 (from outside the U.S.) or 809-315-362 (toll-free from Israel) and entering passcode 87555865. The call also will be broadcast live on the Internet at www.streetevents.com, www.earnings.com and www.kamada.com.

A replay of the conference call will be accessible two hours after its completion through November 4, 2013 by dialing 855-859-2056 (toll-free from within the U.S.) or 404-537-3406 (from outside the U.S.) and entering passcode 87555865. The call will also be archived for 90 days at www.streetevents.com, www.earnings.com and www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that is in pivotal Phase 2/3 clinical trials in Europe and will be entering Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, clinical trials, the EMA and U.S. FDA authorizations and timing of clinical trials.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com

-Tables to Follow-

CONSOLIDATED BALANCE SHEETS

	As of September 30,		As of December 31,
	2013	2012	2012
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$71,232	$15,470	$16,866
Short-term investments	4,707	18,040	16,929
Trade receivables	17,285	12,979	13,861
Other accounts receivables	2,532	1,849	1,661
Inventories	22,279	19,040	20,513

	118,035	67,378	69,830
Non-Current Assets
Long-term inventories	165	394	238
Property, plant and equipment, net	20,951	18,245	18,827
Other long-term assets	177	153	219
	21,293	18,792	19,284

	139,328	86,170	89,114

Current Liabilities
Short term credit and Current maturities of convertible debentures	5,658	12	5,370
Trade payables	9,124	12,618	12,220
Other accounts payables	4,312	3,067	3,413
Deferred revenues	7,603	8,314	8,176

	26,697	24,011	29,179
Non-Current Liabilities
Loans from banks and others		3	-
Warrants		19	23
Convertible debentures	20,653	22,714	18,747
Employee benefit liabilities, net	866	578	718
Deferred revenues	9,489	14,415	12,054

	31,008	37,729	31,542
Equity
Share capital	9,010	7,165	7,204
Share premium	149,219	95,943	96,874
Conversion option in convertible debentures	3,789	3,794	3,794
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	185	(99)	229
Other capital reserves	4,709	4,666	4,473
Accumulated deficit	(81,799)	83,549	(80,691)

	81,623	24,430	28,393

	$139,328	$86,170	$89,114

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2013	2012	2013	2012	2012
	Unaudited				Audited
	In thousands (except per share data)

Revenues from Proprietary Products	$32,023	$30,532	$12,066	$11,030	$46,445
Revenues from Distribution	14,168	20,500	5,414	6,648	26,230

Total revenues	46,191	51,032	17,480	17,678	72,675

Cost of revenues from Proprietary Products	16,516	18,323	6,834	6,184	26,911
Cost of revenues from Distribution	12,133	18,100	4,721	5,788	23,071

Total cost of revenues	28,649	36,423	11,555	11,972	49,982

Gross profit	17,542	14,609	5,925	5,706	22,693

Research and development expenses	9,167	8,979	2,833	2,769	11,821
Selling and marketing expenses	1,554	1,404	591	438	1,853
General and administrative expenses	5,514	3,565	1,543	1,132	4,781

Operating income	1,307	661	958	1,367	4,238

Financial income	245	455	80	119	578
Income (expense) in respect of currency exchange and translation differences and derivatives	(166)	(15)	(96)	34	(100)
Income(expense) in respect of revaluation of warrants to fair value	-	(554)	-	19	(576)
Financial expense	(2,479)	(2,545)	(926)	(836)	(3,357)

Income (loss) before taxes on income	(1,093)	(1,998)	16	703	783

Taxes on income (tax benefit)	15	600	(21)	600	523
Net income (loss)	(1,108)	(2,598)	37	103	260
Other Comprehensive Income (Loss)
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on cash flow hedge	(44)	(99)	64	(99)	229
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	-	-	46

Total comprehensive Income (loss)	$(1,152)	$(2,697)	$101	$4	$535

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$(0.04)	$(0.10)	$0.00	$0.00	$0.01

Diluted income (loss) per share	$(0.04)	$(0.10)	$0.00	$0.00	$0.01

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2013	2012	2013	2012	2012
	Unaudited				Audited
	In thousands

Cash Flows from Operating Activities

Net income (loss)	$(1,108)	$(2,598)	$37	$103	$260

Adjustments to reconcile Net income (loss) to net cash provided by (used in) operating activities:

Adjustments to profit or loss items:

Depreciation and amortization	2,267	2,283	752	777	3,044
Financial expenses, net	2,400	2,659	946	664	3,455
Taxes on income	15	600	(21)	600	523
Cost of share-based payment	915	974	266	296	1,267
Loss from sale of property and equipment	73	3	6	(11)	-
Change in employee benefit liabilities, net	148	(148)	96	(137)	38

	5,818	6,371	2,045	2,189	8,327
Changes in asset and liability items:

Increase in trade receivables	(2,983)	(6,199)	(4,726)	(1,856)	(6,662)
Decrease (increase) in other accounts receivables	(1,075)	(20)	(1,282)	(850)	451
Increase (decrease) in inventories and long-term inventories	(1,693)	(3,545)	1,622	(1,974)	(4,861)
Decrease in deferred expenses	156	102	128	63	89
Increase (decrease) in trade payables	(3,289)	299	(111)	(48)	(157)
Increase (decrease) in other accounts payables	646	(61)	(314)	(47)	322
Decrease in deferred revenues	(3,138)	(607)	(1,653)	3,428	(3,438)

	(11,376)	(10,031)	(6,336)	(1,284)	(14,256)
Cash paid and received during the period for:

Interest paid	(1,573)	(1,665)	(511)	(525)	(2,200)
Interest received	411	574	216	144	249
Taxes paid	(97)	(639)	(43)	(603)	(642)

	(1,259)	(1,730)	(338)	(984)	(2,593)

Net cash provided by (used in) operating activities	(7,925)	(7,988)	(4,592)	24	(8,262)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the 9 months period ended September 30,		For the 3 months period ended September 30,		For the year ended December 31
	2013	2012	2013	2012	2012
	Unaudited				Audited
	In thousands

Cash Flows from Investing Activities

Short-term investments	12,159	(1,619)	4,311	(3,531)	665
Purchase of property and equipment	(4,425)	(3,118)	(1,678)	(1,136)	(4,609)
Proceeds from sale of equipment	3	-	-	-	-
Restricted cash, net	-	1,512	-	-	1,512

Net cash provided by (used in) investing activities	7,737	(3,225)	2,633	(4,667)	(2,432)

Cash Flows from Financing Activities

Exercise of warrants and options into shares	545	2,525	277	1,944	2,978
Proceeds from issuance of ordinary shares, net	53,099	-	(859)	-	-
Short term credit from bank and others, net	(6)	(9)	-	(3)	(12)
Net cash provided by (used in) financing activities	53,638	2,516	(582)	1,941	2,966

Exchange differences on balances of cash and cash equivalent	916	(207)	370	(106)	220

Increase (decrease) in cash and cash equivalents	54,366	(8,904)	(2,171)	(2,808)	(7,508)

Cash and cash equivalents at the beginning of the year	16,866	24,374	73,403	18,278	24,374

Cash and cash equivalents at the end of the year	$71,232	$15,470	$71,232	$15,470	$16,866

Significant non-cash transactions
Purchase of Property and equipment and intangible assets on credit	$-	$488	$-	$-	$-

Exercise of options presented as liability	$23	$1,209	$-	$-	$1,215

Issuance expenses accrued in other accounts payable	$235	$-	$-	$-	$-

Exercise of convertible debentures into shares	$35	$-	$35	$-	$-

ADJUSTED EBITDA

	Nine months period Ended September 30		Three months period Ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
	Thousands of US dollar (Except for per-share loss data)

Net income (loss)	(1,108)	(2,598)	37	103	260

Income tax expense	15	600	(21)	600	523

Financial expense, net	2,234	2,090	850	717	2,779

Depreciation and amortization expense	2,267	2,283	752	777	3,044

Share-based compensation charges	915	974	266	296	1,267

Expense (Income) in respect of translation differences and derivatives instruments, net	166	15	96	(34)	100

Expense (income) in respect of revaluation of warrants fair value		554	-	(19)	576

One time management compensation	1,386
Adjusted EBITDA	5,875	3,918	1,980	2,440	8,549